February 19, 2020

Susan Panuccio
Chief Financial Officer
News Corporation
1211 Avenue of the Americas
New York, New York 10036

       Re: News Corporation
           Form 10-K for the Fiscal Year Ended June 30, 2019
           Filed August 13, 2019
           File No. 001-35769

Dear Ms. Panuccio:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended June 30, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
42

1. We note that you have added a section titled "Explanatory Note Regarding Certain Key
      Metrics" on page 18 of the Business Section. We also note that during your quarterly earnings calls you refer to certain key performance indicators. To the extent that measures such as broadcast subscribers, unique users, or broadcast churn, are key performance indicators used in managing your business, please consider revising to include a discussion of the measures in your MD&A section, along with comparative period amounts, or explain why you do not believe this disclosure is necessary. Refer to Section
      III.B.1 of SEC Release No. 33-8350 and SEC Release 33-10751.
 Susan Panuccio
News Corporation
February 19, 2020
Page 2
Results of Operations - Fiscal 2019 (as reported) versus Fiscal 2018 (pro forma), page 56

2. We note from your disclosure on page 58 that as a result of Foxtel management's new programming strategy the Company determined that certain entertainment programming provided a higher benefit upon its first run and now accelerates amortization for such programming. The company expects an increase in non-cash programming amortization expense in fiscal 2020 as a result. We also note from remarks on your fourth quarter 2019 earnings call that you expect a noncash impact of approximately $30 million to $35 million in fiscal 2020 related to a change in amortization methodologies for certain entertainment programming. Please note that when you have a change in estimate such as this, you need to disclose the effect on income from continuing operations, net income (or other appropriate captions of changes in the applicable net assets or performance indicator), and any related per-share amounts of the current period. See guidance in ASC
         250-10-50-4. Also, if the change in estimate is effected by changing an accounting principle, the disclosures required by ASC 250-10-50-1 through 50-3 are also required.
          Please revise accordingly.
General

3. We note that in your Form 10Ks for the years ended June 30, 2017 and 2018 you included the financial statements of Foxtel, your equity method investment, under the guidelines in
         Rule 3-09 of Regulation S-X. Please note that if your investment in Foxtel was considered significant in either 2018 or 2017 under Rule 3-09 and Rule 1-02(w) of
         Regulation S-X, then you are required to include the financial statements for Foxtel in this
         Form 10-K for the year ended June 30, 2019, as it includes those periods of significance.
         Please provide us the significance tests of Foxtel for 2018 and 2017, or alternatively, revise to include the financial statements required by Rule 3-09 of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Melissa Gilmore at (202) 551-3777 or Claire Erlanger at
(202) 551-
3301 with any questions.



FirstName LastNameSusan Panuccio                               Sincerely,
Comapany NameNews Corporation
                                                               Division of
Corporation Finance
February 19, 2020 Page 2                                       Office of
Manufacturing
FirstName LastName